Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX REIT, Inc.

(formerly, Brix Student Housing REIT, Inc.)

SUPPLEMENT NO. 5 DATED DECEMBER 14, 2018

TO

OFFERING CIRCULAR DATED APRIL 17, 2018

This offering circular supplement (“Supplement”) is part of and should be read in conjunction with the offering circular of BRIX REIT, Inc., formerly named “Brix Student Housing REIT, Inc.”, (the “Company”, “we”, “our” or “us”) dated April 17, 2018 (the “Offering Circular”) as previously supplemented or amended. Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Offering Circular, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Offering Circular, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular, as previously supplemented.

The purpose of this Supplement is to (1) disclose our recent name change and describe the reasons for changing our name; and (2) describe the expansion of the Company’s properties investment criteria to include multiple types of retail and residential properties that substantially target student, Millennial and Generation Z customers, clientele and tenants, as well as youth-oriented fixed income and equity securities investments.

NAME CHANGE

Effective December13, 2018, we changed the name of the Company to “BRIX REIT, Inc.to reflect our intention to make investments beyond student housing and other multi-tenant residential properties, through the expansion of our investment criteria discussed below.

EXPANSION OF PROPERTIES INVESTMENT CRITERIA

Overview

For the reasons described below, we have decided to expand our previous student housing-centric properties investment criteria to include a broader platform of retail and residential property types that substantially target locations with above average concentrations of younger demographic profiles including Millennial and Generation Z customers, clientele and tenants. We will also consider investments in youth-oriented fixed income and equity securities investments.

As stated in the Offering Circular, we initially expected to use substantially all of the net proceeds from this offering to invest both directly and indirectly in purpose-built student housing properties; however, we stated that we would also consider other multi-family housing properties and real estate investments if they met our investment objective of providing attractive and stable returns to our stockholders. In addition, we stated that our board of directors may change our investment criteria at any time, including our focus on student housing properties, if it believes such changes are in the best interests of our stockholders.

An historic attractive element to student housing properties, as compared to comparable quality traditional multi-family properties, was the fact that student housing properties were less expensive as measured by capitalization rate, or “cap rate”. (Cap rate is the percentage anticipated unleveraged first year net investment return divided by property purchase price. Cap rate and purchase price move in an inverse relationship – a lower cap rate translates into a higher purchase price). In 2017, when our advisor and sponsor first contemplated student housing as a central investment asset class for our REIT, student housing properties were trading in the approximate 6% cap rate range, while comparable quality traditional multi-family properties were trading in the approximate 5% cap rate range. Thus, the first-year unleveraged yield for student housing properties was approximately 20% higher than multi-family properties (e.g. 6% is 20% greater than 5%). This was an attractive acquisition environment when originally crafted as our targeted investment strategy.

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However, since 2017, and over the course of 2018, this 20% favorable premium has narrowed considerably, to less than half. This narrowing is a result of increased capital flows into the student housing acquisition marketplace, which pushed prices up and cap rates down. As a result, the competitive advantage originally envisioned in the student housing investment market as measured by relative cap rates has materially dissipated. A recent example of this phenomenon was the acquisition of the second largest publicly traded student housing REIT, Education Realty Trust (NYSE: EDR), which was acquired at a premium to net asset value by Blackstone and Greystar.

As a result of the increased attention and investment activity in the student housing marketplace, resulting in lower cap rates and higher prices, our advisor has recommended that we expand the real estate asset classes that we may purchase, as described below.

Expansion of Properties and Other Investment Criteria

While we will continue to seek quality student housing properties or more traditional multi-family properties that meet our acquisition criteria, in light of the changes in the student housing market, our board of directors has approved the expansion of our investment parameters to include retail and residential properties and other investments in locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities. These new investment targets will include:

•	quick service restaurants, along with other casual dining concepts (“QSR”) such as Starbucks, McDonalds, Burger King, El Pollo Loco, Chick-fil-A, Mod Pizza, Kentucky Fried Chicken, Chili’s, Applebee’s, Buffalo Wild Wings, Panera Bread, Olive Garden and BJ’s Restaurant;

•	convenience stores (“C-Stores”), which may or may not include a gas station component, such as 7-Eleven; Circle K; Speedway; Casey’s; Murphy USA; AmPm; Kwik Shop; Pilot; ExtraMile; Wawa; QuikTrip; Cumberland Farms; Sheetz; RaceTrac; and Kum & Go;

•	fitness centers (“FC”) such as LA Fitness, 24 Hour Fitness, Planet Fitness and Crossfit; and

•	youth-oriented fixed income and equity securities investments.

We believe that our expanded investment criteria will now provide acquisition opportunities for us during current and future times when more traditional student housing investments are not available or advisable, or when we otherwise consider it desirable to acquire other investment types. In addition, the lower per-investment prices for these expanded real estate property types will allow us to achieve greater geographic diversification and, with respect to any investment we make, our primary investment objectives will remain:

•	to provide stockholders with attractive and stable cash distributions; and

•	to preserve and return their investment.

We expect to make our expanded investments in single-tenant income-producing QSR, FC and C-Store properties which are located in areas with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities and leased to creditworthy tenants under long-term net leases. Our goal is to generate a relatively predictable and stable current stream of income for investors and the potential for long-term capital appreciation in the value of our properties.

We may also invest in youth-oriented fixed income and equity securities investments.

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Risk Factors for Expanded Investment Types

In addition to the Risk Factors set forth in the Offering Circular, you should carefully consider the following risk factors, and those contained in any future supplement to the Offering Circular, before purchasing our common stock. If any of the following risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the value of our common stock may decline, and you could lose some or all of your investment.

Risks Related to Investments in QSR, FC and C-Store Single Tenant Real Estate; and Other Commercial Property Risks.

Most of our QSR, FC and C-Store properties will depend upon a single tenant for their rental income, and our financial condition and ability to make distributions may be adversely affected by a tenant’s bankruptcy or insolvency, a downturn in the business, or a tenant’s lease termination.

We expect that most of our QSR, FC and C-Store properties will be occupied by only one tenant or will derive a majority of their rental income from one tenant and, therefore, the success of those properties will be materially dependent on the financial stability of such tenants. Lease payment defaults by tenants could cause us to reduce the amount of distributions we pay. A default of a tenant on its lease payments to us and the potential resulting vacancy would cause us to lose the revenue from the property and force us to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting the property. If a lease is terminated or an existing tenant elects not to renew a lease upon its expiration, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. A default by a tenant, the failure of a guarantor to fulfill its obligations or other premature termination of a lease, or a tenant’s election not to extend a lease upon its expiration, could have an adverse effect on our financial condition and our ability to pay distributions.

If a QSR, FC or C-Store tenant declares bankruptcy, we may be unable to collect balances due under relevant leases.

Any of our QSR, FC or C-Store tenants, or any guarantor of a tenant’s lease obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be paid currently. If a lease is assumed, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. This claim could be paid only in the event funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. Such an event could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for distributions to you. In the event of a bankruptcy, we cannot assure you that the tenant or its trustee will assume our lease. If a given lease, or guaranty of a lease, is not assumed, our cash flow and the amounts available for distributions to you may be adversely affected. Further, our lenders may have a first priority claim to any recovery under the leases, any guarantees and any credit support, such as security deposits and letters of credit.

QSR, FC and C-Store net leases may not result in fair market lease rates over time.

 We expect most of our rental income to come from net leases. Net leases typically contain (1) longer lease terms; (2) fixed rental rate increases during the primary term of the lease; and (3) fixed rental rates for initial renewal options, and, thus, there is an increased risk that these contractual lease terms will fail to result in fair market rental rates if fair market rental rates increase at a greater rate than the fixed rental rate increases.

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Our QSR, FC and C-Store real estate investments will include special use single tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

A number of our QSR, FC and C-Store investments will be in special use single tenant properties. With these properties, if the current lease is terminated or not renewed, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. These and other limitations may affect our ability to sell or re-lease properties and adversely affect returns to you.

A high concentration of our QSR, FC or C-Store properties in a particular geographic area, or a high concentration of QSR, FC or C-Store tenants in a similar retail segment or concept, would magnify the effects of downturns in that geographic area or retail segment or concept.

In the event that we have a concentration of properties in any particular geographic area, any adverse situation that disproportionately affects that geographic area would have a magnified adverse effect on our portfolio. Similarly, if our tenants are concentrated in a certain retail segment or concept, any adverse effect to that retail industry generally would have a disproportionately adverse effect on our portfolio.

If a sale-leaseback transaction is recharacterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected.

We may enter into sale-leaseback transactions, whereby we would purchase a QSR, FC or C-Store property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be recharacterized as either a financing or a joint venture, either of which outcomes could adversely affect our business. If the sale-leaseback were recharacterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were recharacterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow and the amount available for distributions to you.

We will be dependent on our QSR, FC and C-Store tenants to fulfill their lease obligations to us, and franchisees will be required to fulfill their franchise agreement obligations to their QSR, FC and C-Store franchisors, and an event that materially and adversely affects any tenant’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.

Our leases with QSR, FC and C-Store tenants will be net leases, where we depend on tenants to pay all insurance, taxes, utilities, common area maintenance charges, maintenance and repair expenses and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with its business, including any environmental liabilities. There can be no assurance that our tenants will have sufficient assets, income and access to financing to enable them to satisfy their payment obligations to us under their leases. The inability or unwillingness of tenants to meet their rent obligations to us under any of their leases could materially adversely affect our business, financial position or results of operations, including our ability to pay dividends to our stockholders as required to maintain our status as a REIT. The inability of tenants to satisfy their other obligations under their leases with us, such as the payment of insurance, taxes and utilities could materially and adversely affect the condition of our properties.

In addition, we expect to have numerous QSR, FC and C-Store tenants who operate their businesses under franchise agreements with third-party franchisors. Franchisee tenants will depend on the provision of services to them by their QSR, FC or C-Store franchisors pursuant to their respective franchise agreements. Franchise agreements generally provide for the franchisor to provide certain franchising services to our franchisee tenants. The franchising services include licensing the right to use and display certain trademarks, utilize trade secrets and purchase proprietary products from the franchisor in connection with the operation of the franchisee tenant’s QSR, FC or C-Store business. Other services may include marketing services, training and access to certain operating procedures and technical support. The failure of a franchisor to provide its franchisee with adequate services or any breach of a franchise agreement by a franchisee could have a material adverse effect on the QSR, FC or C-Store business of our franchisee tenants.

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We will be dependent on our QSR tenants successfully operating their restaurant businesses, and a failure do so could have a material adverse effect on our business, financial position or results of operations.

Factors which may impact the QSR business, financial position or results of operations of our tenants include the following:

•	food safety and food-borne illness concerns throughout the supply chain; health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases;

•	litigation, including allegations of illegal, unfair or inconsistent employment practices;

•	unfavorable publicity, or a failure to respond effectively to adverse publicity;

•	labor and insurance costs;

•	insufficient guest or employee facing technology, or a failure to maintain a continuous and secure cyber network, free from material failure, interruption or security breach; and

•	the impact of shortages or interruptions in the delivery of food and other products from third-party vendors and suppliers.

Risks related to QSR, FC and C-Store real estate ownership could reduce the value of our properties, which could materially and adversely affect us.

Ownership of QSR, FC and C-Store real estate that is leased to tenants on a net basis is subject to risks inherent to the ownership of real estate, including:

•	inability to collect rent from tenants due to financial hardship, including bankruptcy;

•	changes in consumer trends and preferences that reduce demand for the products or services of our tenants;

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•	inability to lease at or above the current rental rates, or at all, or sell properties upon expiration or termination of existing leases;

•	making capital expenditures to renovate vacant properties;

•	environmental risks related to the presence of hazardous or toxic substances or materials on our properties;

•	subjectivity of real estate valuations and changes in such valuations over time;

•	illiquid nature of real estate compared to most other financial assets;

•	changes in laws and regulations, including those governing real estate usage and zoning;

•	changes in interest rates and the availability of financing; and

•	changes in the general economic and business climate.

The occurrence of any of the risks described above may cause the value of our QSR, FC or C-Store real estate to decline, which could materially and adversely affect us.

Our pursuit of investments in, and acquisitions of QSR, FC and C-Store properties may be unsuccessful or fail to meet our expectations.

Investments in and acquisitions of QSR, FC and C-Store properties and other properties we might seek to acquire entail risks associated with real estate investments generally, including that the investment’s performance will fail to meet expectations, that the cost estimates for necessary property improvements will prove inaccurate or that the tenant, operator or manager will underperform or become insolvent.

Inflation may materially and adversely affect us and our QSR, FC and C-Store tenants.

Increased inflation could have a negative impact on variable-rate debt we currently have or that we may incur in the future. Our leases will typically contain provisions, such as rent escalators, designed to mitigate the adverse impact of inflation on our results of operations. Because tenants will typically be required to pay all property operating expenses, increases in property-level expenses at our leased properties generally do not affect us. However, increased operating expenses at vacant properties and the limited number of properties that are not subject to full triple-net leases could cause us to incur additional operating expenses, which could increase our exposure to inflation. Additionally, the increases in rent provided by many of our leases may not keep up with the rate of inflation. Increased costs may also have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect the tenants’ ability to pay rent owed to us.

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Bankruptcy laws will limit our remedies if a QSR, FC or C-Store tenant becomes bankrupt and rejects its leases.

If a tenant becomes bankrupt or insolvent, that could diminish the income we receive from that tenant’s leases.  We may not be able to evict a tenant solely because of its bankruptcy.  On the other hand, a bankruptcy court might authorize the tenant to terminate its leasehold with us.  If that happens, our claim against the bankrupt tenant for unpaid future rent would be an unsecured pre-petition claim subject to statutory limitations, and therefore any amounts received in bankruptcy are likely to be substantially less valuable than the remaining rent we otherwise were owed under the leases.  In addition, any claim we have for unpaid past rent could be substantially less than the amount owed.

The failure of any of our QSR, FC or C-Store tenants to fulfill its maintenance obligations may have a materially adverse effect on our ability to operate and grow our business.

The failure of any of our tenants to fulfill their maintenance obligations may cause us to incur significant and unexpected expenses to remediate any resulting damage to the property. Furthermore, the failure by any QSR, FC or C-Store tenant to adequately maintain a leased property could adversely affect our ability to timely re-lease the property to a new tenant or otherwise monetize our investment in the property if we are forced to make significant repairs or changes to the property as a result of the tenant’s neglect. If we incur significant additional expenses or are delayed in being able to pursue returns on our real estate investments, it may have a materially adverse effect on our ability to operate and grow our business and our ability to achieve our strategic objectives.

We may be dependent on the QSR, FC and C-Store industries and may be susceptible to the risks associated with them, including competition and consumer spending preferences, which could materially adversely affect our business, financial position or results of operations.

To the extent that we become an owner of properties serving the QSR, FC and C-Store industries, we will be impacted by the risks associated with those industries. Therefore, our success will to some degree be dependent on the QSR, FC and C-Store industries, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences and other factors over which we and any of our other tenants have no control.

The QSR, FC and C-Store industries are characterized by a high degree of competition among a large number of participants. Competition is intense between national and regional franchise chains and locally-owned QSR, FC and C-Store businesses in most of the markets. As competing properties are constructed, the lease rates we assess for our properties may be negatively impacted upon renewal or new tenant pricing events.

In addition, our QSR, FC and C-Store tenants may encounter significant macroeconomic forces including adverse changes in consumer spending or consumer preferences for particular foods, goods, services or restaurant/store-based retailing, which could severely impact our tenants’ ability to pay rent. Shifts from in-restaurant and in-store to online takeout and delivery ordering and shopping could increase due to changing consumer dining and shopping patterns as well as the increase in consumer adoption and use of mobile electronic devices. This expansion of e-commerce could have an adverse impact on our QSR, FC and C-Store tenants' ongoing viability.

Our QSR, FC and C-Store tenants’ businesses will be subject to government regulations and changes in current or future laws or regulations could restrict their ability to operate both their and our business in the manner currently contemplated.

We cannot predict what laws or regulations will be enacted in the future, how future laws or regulations will be administered or interpreted, or how future laws or regulations will affect our QSR, FC and C-Store tenants and properties, including, but not limited to environmental laws and regulations. Compliance with new laws or regulations, or stricter interpretation of existing laws, may require us or our tenants to incur significant expenditures, impose significant liability, restrict or prohibit business activities and could cause a material adverse effect on our results of operation.

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In particular, the QSR industry is subject to extensive federal, state and local regulations. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to building, zoning, land use, environmental, traffic and other regulations and requirements. Our QSR tenants will be subject to licensing and regulation by state and local authorities relating to wages and hours, healthcare, health, sanitation, safety and fire standards and the sale of alcoholic beverages. Our QSR tenants will also be subject to, among other laws and regulations, laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content and menu labeling. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or an insufficient or ineffective response to significant regulatory or public policy issues, could have an adverse effect on our QSR tenants’ results of operations, which could also adversely affect our business, results of operations or financial condition.

Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.

As an owner and operator of real property, we are subject to various federal, state and local environmental, health and safety laws and regulations. We may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any of our then-current or former properties at or from which there has been a release or threatened release of hazardous materials as well as other affected properties, regardless of whether we knew of or caused the contamination.

In addition to these costs, which are typically not limited by law or regulation and could exceed the property’s value, we or our tenants could be subject to other liabilities, including governmental penalties for violation of environmental, health and safety laws, liabilities for injuries to persons for exposure to hazardous materials, and damages to property or natural resources. Furthermore, some environmental laws can create a lien on the contaminated site in favor of the government for damages and the costs the government incurs in connection with such contamination or can restrict the manner in which a property may be used because of contamination. We also could be liable for the costs of remediating contamination at third party sites, e.g., landfills, where we or our tenants send waste for disposal without regard to whether we comply with environmental laws in doing so.

The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell, develop or lease the real estate or to borrow using the real estate as collateral.

While QSR, FC and C-Store tenants under our leases will generally indemnify, defend and hold us harmless for the foregoing liabilities, there can be no assurance that the respective tenant will have sufficient assets, income or access to financing to enable it to satisfy its payment obligations to us under its lease.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unanticipated expenditures that materially adversely impact our cash flow.

All of our properties will be required to comply with Title III of the Americans with Disabilities Act, or the ADA. The ADA generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require, for example, removal of access barriers and non-compliance could result in the imposition of fines by the U.S. Government or an award of damages to private litigants, or both. While the tenants to whom we lease properties are obligated by law to comply with the ADA provisions, under the law we are also legally responsible for our properties’ ADA compliance. If required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of our tenants to cover costs could be adversely affected and we could be required to expend our own funds to comply with the provisions of the ADA, which could have an adverse effect on our financial condition and our ability to make distributions. State and local laws may also require modifications to our properties related to access by disabled persons. In addition, we will be required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on our cash flow and ability to make distributions to our stockholders.

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While QSR, FC and C-Store tenants under our leases generally will indemnify, defend and hold us harmless for the foregoing liabilities, there can be no assurance that the respective tenant will have sufficient assets, income or access to financing to enable it to satisfy its payment obligations to us under its lease.

Active management and operation of a restaurant business by our QSR tenants may expose them to potential liabilities beyond those traditionally associated with commercial property tenants.

Managing and operating an active restaurant business will expose our QSR tenants to potential liabilities associated with the operation of restaurants. Such potential liabilities not typically associated with other businesses include potential liabilities for wage and hour violations, guest discrimination, food safety issues including poor food quality, food-borne illness, food tampering, food contamination, workplace injury, and violation of “dram shop” laws (providing an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or a third party). In the event that one or more of the potential liabilities associated with managing and operating an active restaurant business materializes, such liabilities could adversely affect our QSR tenants’ financial position and results of operations and their ability to pay us rent, which could have a material adverse effect on our cash flow and ability to make distributions to our stockholders.

FC Tenants may be unable to attract and retain members, which could have a negative effect on their ability to pay rent.

The success of FC tenant business will depend on its ability to attract and retain members. There are numerous factors that could lead to a decline in membership levels or sales of in-center services in mature centers or that could prevent a tenant from increasing membership and in-center service revenue at newer centers where membership is generally not yet at a targeted capacity. Any decrease in a tenant’s average dues, reduction in enrollment fees or higher membership acquisition costs could adversely impact its ability to pay rent.

FC tenants will be subject to extensive government regulation, and changes in these regulations could have a negative effect on their ability to pay rent.

FC tenant operations will be subject to various federal and state laws and regulations, including but not limited to the following:

•	federal and state consumer protection laws related to the advertising, marketing and sale of their products and services;

•	state statutes that regulate the sale and terms of their membership contracts;

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•	state and local health or safety regulations related to various center operations, such as child centers, food service or aquatics;

•	federal and state regulation of ancillary health and fitness-related products and services; and

•	state licensing or other regulation of service providers, such as cosmetologists, massage therapists and registered dietitians.

Any changes in such laws or regulations could have an adverse effect on the financial condition of FC tenants and their ability to pay rent.

Cybersecurity risks and cyber incidents could adversely affect our business, disrupt operations and expose us to liabilities to tenants, employees, capital providers, and other third parties.

Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage adversely affecting customer or investor confidence. These cyber incidents could negatively impact us, our tenants and/or the capital markets.

Acts of violence, terrorist attacks or war may affect the results of our operations.

Terrorist attacks or other acts of violence may negatively affect our operations. There can be no assurance that there will not be terrorist attacks against businesses within the United States. These attacks may directly or indirectly impact our physical facilities or the businesses or the financial condition of our tenants. The United States is engaged in armed conflict, which could have an impact on these parties. The consequences of armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or be insured for such.

More generally, any of these events or threats of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. They also could result in, or cause a deepening of, economic recession in the United States or abroad. Any of these occurrences could have an adverse impact on our financial condition or results of operations.

OTHER INFORMATION

Status of the Offering

As of November 30, 2018, we had sold 1,395,024 shares of common stock for gross offering proceeds of $6,975,120, including 200 shares of common stock purchased by our Sponsor for an aggregate purchase price of $1,000.

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Distributions

The following chart details the distributions that we have declared since we commenced operations:

Distribution Period	Rate Per Share Per Day	Declaration Date	Payment Date (1)	Annualized Yield (2)
April 23-30 2018	$0.00083333	May 19, 2018	May 21, 2018	6.0%
May 1-31, 2018	$0.00080645	May 31, 2018	June 21, 2018	6.0%
June 1-30, 2018	$0.00083333	May 31, 2018	July 23, 2018	6.0%
July 1-31, 2018	$0.00080645	June 28, 2018	August 21, 2018	6.0%
August 1-31, 2018	$0.00080645	July 30, 2018	September 21, 2018	6.0%
September 1-30, 2018	$0.00083333	September 4, 2018	October 22, 2018	6.0%
October 1 – 31, 2018	$0.00080645	September 25, 2018	November 26, 2018	6.0%
November 1-30, 2018	$0.00083333	October 29, 2018	December 21, 2018 (3)	6.0%
December 1 – 31, 2018	$0.00080645	November 29, 2018	January 21, 2019 (3)	6.0%

(1) Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month are paid on or about the 21st of the following month.

(2) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $5.00 per share purchase price. While the board of directors is under no obligation to do so, each annualized basis return assumes that the board of directors would declare distributions in the future which are similar to the distributions for each period presented. There can be no assurance that the board of directors will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3) Expected payment date.

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